                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/



                         FlashNet Communications, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   338527104
                                   ---------
                                (CUSIP Number)

                            Andrea S. Hirsch, Esq.
                 Executive Vice President and General Counsel
                      Prodigy Communications Corporation
                44 South Broadway. White Plains, New York 10601
                                (914) 448-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 5, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                        ----------------------
                                                        Page 2 of 4 Pages
                                                        ----------------------
                                                        CUSIP NUMBER 338527104

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Prodigy Communications Corporation                         04-3323363
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,837,475
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,984,679
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,837,475
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,822,154
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                 -----------------------------
                                                  Page 3 of 4 Pages
                                                 -----------------------------
                                                  CUSIP NUMBER 338527104


     This Amendment No. 1 amends the Items set forth below of the Schedule 13D filed on November 15, 1999 by Prodigy Communications Corporation ("Prodigy") relating to the Common Stock of FlashNet Communications, Inc. ("FlashNet" or "Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the original Schedule 13D to which this Amendment No. 1 relates.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is amended by amending Schedule B hereto which sets forth the
                                        ----------
          individuals and entities, each a FlashNet stockholder (collectively, the "Stockholders"), who have executed a Stockholder Agreement, dated as of November 5, 1999, with Prodigy and by deleting the number "3,840,979" in the second and third sentences of the second paragraph of Item 4 and inserting the number "3,984,679" in each instance in lieu thereof.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is amended by amending Schedule B hereto and by deleting the
                                        ----------
          first paragraph of Item 5 and inserting the following paragraph in lieu thereof:

          "(a)-(b) As a result of the Stockholder Agreement, Prodigy may be deemed to be the beneficial owner of at least 6,822,154 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 47.85% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared."

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

               3.1 Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy and each of the Stockholders.

                                                  -----------------------------
                                                   Page 4 of 4 Pages
                                                  -----------------------------
                                                   CUSIP NUMBER 338527104

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2000

                                    Prodigy Communications Corporation


                                    By: /s/ Andrea S. Hirsch
                                       ---------------------
                                            Andrea S. Hirsch

                                    Title:  Executive Vice President and General
                                            Counsel

                                  Schedule B
--------------------------------------------------------------------------------
          Stockholder                                             No. of Shares
--------------------------------------------------------------------------------

Kleinheinz Capital Partners LDC                                   16,664
Address and Contact: John B. Kleinheinz, President
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Principal Business: Investment management
Place of Organization: Texas
--------------------------------------------------------------------------------

Entities affiliated with Global Undervalued Securities Fund:      1,041,973
  Global Undervalued Securities Fund, L.P.
  Kleinheinz Capital Partners LDC, General Partner
  John B. Kleinheinz, President of General Partner
Address and Contact:
John B. Kleinheinz, President
Kleinheinz Capital Partners LDC
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Principal Business: Investment
Place of Organization: Cayman Islands
--------------------------------------------------------------------------------

Applied Telecommunications Technologies, Inc.                     560,133
Address and Contact: Dennis P. Cameron, President
20 Williams Street
Wellesley, Massachusetts 02481
Principal Business: Venture capital and lease financing
Place of Organization: Delaware
--------------------------------------------------------------------------------

John B. Kleinheinz                                                814,879
Present Principal Occupation:
President of Kleinheinz Capital Partners LDC (an investment
management company)
Business Address:
Kleinheinz Capital Partners LDC
201 Main Street, Suite 2001
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------

James B. Francis, Jr.                                             5,000
Present Principal Occupation: Managing Partner of Texas Ltd. (an
investment company)
Residence or Business Address:
2911 Turtle Creek, Suite 925
Dallas, Texas 75219
Citizenship: USA
--------------------------------------------------------------------------------

Michael Scott Leslie                                              798,320
Present Principal Occupation:
President, Chief Executive Officer and Director of FlashNet
Communications, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------

Albert Lee Thurburn                                                   746,844
Present Principal Occupation:
Director of FlashNet Communications, Inc.
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------

Russell A. Wiseman                                                    866
Present Principal Occupation:
Executive Vice President and Chief Operating Officer of FlashNet
Communications, Inc.
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------

Kevin Stadtler                                                        0*
Present Principal Occupation:
Director of FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------

Andrew N. Jent                                                        0*
Present Principal Occupation:
Executive Vice President and Chief Financial Officer of FlashNet
Communications, Inc.
Business Address:
FlashNet Communications, Inc.
1812 North Forest Park Boulevard
Fort Worth, Texas 76102
Citizenship: USA
--------------------------------------------------------------------------------
* only holds stock options at present

                                 Exhibit Index

Exhibit 3.1 Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy and each of the Stockholders.